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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                        BIG 5 SPORTING GOODS CORPORATION
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   08915P 101
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                                 (CUSIP Number)

                                NOVEMBER 12, 2004
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             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 08915P 101                      13D                        PAGE 2 OF 7
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1.    NAMES OF REPORTING PERSONS.
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

            Steven G. Miller

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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
                                                       (b) [ ]

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3.    SEC USE ONLY

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4.    SOURCE OF FUNDS*

            Not applicable.

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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) OR 2(e)                                       [ ]

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

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Number of         5.       SOLE VOTING POWER 21,250
Shares            -----------------------------------------------------------
Beneficially      6.       SHARED VOTING POWER 1,005,000
Owned by          -----------------------------------------------------------
Each              7.       SOLE DISPOSITIVE POWER 21,250
Reporting         -----------------------------------------------------------
Person With       8.       SHARED DISPOSITIVE POWER 1,429,232

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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,450,482

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10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*      [ ]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            6.4% based on 22,672,627 shares of Common Stock outstanding as of October 29, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 26, 2004.

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12.   TYPE OF REPORTING PERSON
            IN

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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 08915P 101                      13D                        PAGE 3 OF 7

ITEM  1. SECURITY AND ISSUER

      This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share, of Big 5 Sporting Goods Corporation ("Common Stock"). The principal executive offices of the Issuer are located at 2525 East El Segundo Boulevard, El Segundo, California 90245.

ITEM  2. IDENTITY AND BACKGROUND

      (a) - (c), (f) This Statement on Schedule 13D is being filed on behalf of Steven G. Miller (the "Reporting Person"). The Reporting Person is President and Chief Executive Officer of the Issuer and Chairman of its Board of Directors. The Reporting Person's business address is c/o Big 5 Sporting Goods Corporation, 2525 East El Segundo Boulevard, El Segundo, California 90245. The Reporting Person is a citizen of the United States. The Reporting Person has previously reported his ownership of certain shares of Common Stock covered by this
Schedule 13D on Schedule 13G, as amended.

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Not applicable.

ITEM  4. PURPOSE OF TRANSACTION.

      In order to secure the assistance of the Reporting Person in making determinations with respect to potential acquisitions and dispositions of securities by Robert W. and Florence Miller Family Partners, L.P. (the "Partnership"), Robert W. Miller and Florence H. Miller, as general partners of the Partnership, executed a trading authorization dated as of November 12, 2004 (the "Trading Authorization") that, among other things, grants the Reporting Person the power to acquire and dispose of securities on behalf of the Partnership, consisting of certain shares of Common Stock owned by the Partnership, and direct payment of funds from the Partnership's trading account.

      The Reporting Person, as an executive officer and director of the Issuer, has also adopted a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "10b5-1 Plan"). Shares of Common Stock owned by The Steven G. Miller and Jacquelyne G. Miller Trust dated September 13, 1990 (the "Trust"), of which the

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CUSIP NO. 08915P 101                      13D                        PAGE 4 OF 7

Reporting Person is a co-trustee, may be sold from time to time as provided in the 10b5-1 Plan, as such may be amended from time to time in accordance with Rule 10b5-1.

      The Reporting Person, directly or indirectly, whether through the Trust, the Partnership or otherwise, may acquire additional shares of Common Stock from time to time in open market or private transactions, depending on various factors, including, without limitation, the price of the Common Stock and stock market conditions. The Reporting Person, directly or indirectly, whether through the Trust, the Partnership or otherwise, may determine to dispose of some or all of his beneficial holdings of the Issuer's securities, whether pursuant to the 10b5-1 Plan or otherwise. The Reporting Person reserves the right to increase or decrease his holdings on such terms and at such times as each he may decide.

      Except as set forth above, the Reporting Person does not have any plans or proposals which relate to or would result in:

      (a) the acquisition by any person of additional securities, or the disposition of securities, of the Issuer;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Issuer;

      (f) any other material change in the Issuer's business or corporate structure;

      (g) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on the Nasdaq Stock Market Inc.'s National Market;

      (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

      (j) any action similar to any of those enumerated above.

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CUSIP NO. 08915P 101                      13D                        PAGE 5 OF 7

ITEM  5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) The Reporting Person may be deemed to beneficially own an aggregate of 1,450,482 shares of Common Stock, representing approximately 6.4% of the issued and outstanding shares of Common Stock (based on 22,672,627 shares of Common Stock outstanding as of October 29, 2004, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 26,
2004).

      (b) Number of shares as to which the Reporting Person has:

            (i)   Sole power to vote or to direct the vote: 21,250

            (ii)  Shared power to vote or to direct the vote: 1,005,000

            (iii) Sole power to dispose or to direct the disposition of: 21,250

            (iv)  Shared power to dispose or to direct the disposition of:
                  1,429,232

      The Partnership, of which the Reporting Person is a limited partner, holds 424,232 shares of Common Stock. Pursuant to the Trading Authorization, the Reporting Person shares dispositive power with respect to such shares. The Reporting Person disclaims beneficial ownership in such shares except to the extent of his pecuniary interest therein.

      The Trust holds 1,005,000 shares of Common Stock. The Reporting Person and Jacquelyne G. Miller are co-trustees of such trust.

      The Reporting Person holds options to purchase an aggregate of 21,250 shares of Common Stock that are exercisable within 60 days of the date of this Statement on Schedule 13D.

      (c) Within the 60 days prior to the date of filing of this Statement on
Schedule 13D, the Reporting Person has disposed of an aggregate of 140,000 shares of Common Stock. For each of the dispositions, the transaction date, number of shares of sold and price per share of are set forth in Exhibit 99.1 to this Statement on Schedule 13D, which is hereby incorporated by reference herein in its entirety.

      (d) The Partnership, as the owner of certain of the shares of Common Stock covered by this Statement on Schedule 13D, has the right to receive dividends from, or the proceeds from the sale of, such shares. When received by the Partnership, such dividends or proceeds are distributed in accordance with the terms and conditions of the partnership agreement governing the Partnership.

      (e) Not applicable.

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CUSIP NO. 08915P 101                      13D                        PAGE 6 OF 7

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

      The Reporting Person holds an option to purchase 30,000 shares of Common Stock, at an exercise price of $10.32 per share, granted on February 11, 2003 pursuant to a Stock Option Agreement by and between the Issuer and the Reporting Person. The option becomes exercisable in 48 equal monthly installments commencing on the first day of each month beginning March 1, 2003.

      The Reporting Person holds an option to purchase 30,000 shares of Common Stock, at an exercise price of $24.61 per share, granted on February 13, 2004 pursuant to a Stock Option Agreement by and between the Issuer and the Reporting Person. The option becomes exercisable in 48 equal monthly installments commencing on the first day of each month beginning March 1, 2004.

      Except as set forth above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM  7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1   Table of Recent Dispositions of Common Stock

Exhibit 99.2 Big 5 Sporting Goods Corporation Stock Option Agreement, by and between Big 5 Sporting Goods Corporation and Steven G. Miller, including Grant Notices dated February 11, 2003 and February 11, 2004.

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CUSIP NO. 08915P 101                      13D                        PAGE 7 OF 7

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          November 24, 2004
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                                                                Date

                                                     /s Steven G. Miller
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                                                     Steven G. Miller